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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                 AMENDMENT NO. 13

                          TO SCHEDULE TO (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                DANA CORPORATION
                       (Name of Subject Company (Issuer))

                             DELTA ACQUISITION CORP.
                               ARVINMERITOR, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    23581110
                      (CUSIP Number of Class of Securities)

                            VERNON G. BAKER, II, ESQ.

                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084
                           TELEPHONE: (248) 435-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   COPIES TO:

                            DENNIS J. FRIEDMAN, ESQ.
                             STEVEN P. BUFFONE, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                                  200 PARK AVE.
                            NEW YORK, NEW YORK 10166
                            TELEPHONE: (212) 351-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

[X] Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                   SCHEDULE TO

      This Amendment No. 13 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 9, 2003 (as amended or supplemented prior to the date hereof, the "Schedule TO") by ArvinMeritor, Inc., an Indiana corporation ("Parent"), and Delta Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase (1) all outstanding shares ("Shares") of common stock, par value $1.00 per share, of Dana Corporation, a Virginia corporation (the "Company"), and (2) unless and until validly redeemed by the board of directors of the Company, the associated rights to purchase shares of Series A Junior Participating Preferred Stock, no par value, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of April 25, 1996 (as amended from time to time, the "Rights Agreement"), by and between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, at a price of $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2003 (as amended or supplemented prior to the date hereof, the "Offer to Purchase"), and in the related Letter of Transmittal. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment No. 13 to the Schedule TO is being filed on behalf of the Purchaser and Parent.

      Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

      The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 11. ADDITIONAL INFORMATION


      The Introduction to the Offer to Purchase is hereby amended by deleting the tenth paragraph of such Introduction (as previously amended) in its entirety and replacing it with the following:

      "In addition, on July 9, 2003, Parent and the Purchaser commenced an action against the Company in the United States District Court for the Western District of Virginia seeking a declaratory judgment that their statements and disclosures in conjunction with the Offer comply with applicable federal law (the "Western District of Virginia Action"). On July 25, 2003, Parent and the Purchaser amended their complaint in the Western District of Virginia Action to add a claim for a declaratory judgment that the Company's statements and disclosures in response to, or otherwise relating to, the Offer, including, but not limited to, its Schedule 14D-9, as amended (the "Schedule 14D-9"), contain material misrepresentations and omissions, and represent fraudulent, deceptive or manipulative acts on the part of the Company, in violation of Section 14(e) of the Exchange Act. Parent and the Purchaser's amended complaint also seeks an order requiring the Company to correct by public means its material misstatements and omissions, and its fraudulent, deceptive, or manipulative acts. Finally, Parent and the Purchaser seek in the amended complaint an injunction prohibiting the Company from further disseminating false and misleading statements, from making any additional material misstatements or omissions, and from committing any other fraudulent, deceptive or manipulative acts that would further harm the Offer. On August 21, 2003, the Company denied the material allegations in the amended complaint and brought various counterclaims against Parent and the Purchaser seeking, among other things, a declaratory judgment that Parent has violated Sections 14(d) and 14(e) of the Exchange Act and the rules promulgated thereunder, an order requiring Parent to file disclosures correcting allegedly materially misleading statements and omissions and extending the Offer in order to enable the Company's shareholders to analyze such disclosures, and an order enjoining Parent from pursuing the Offer. On September 9, 2003, Parent and the Purchaser replied to the Company's counterclaims by denying the material allegations set forth therein, asserting affirmative defenses thereto and requesting that the court grant judgment against such counterclaims and instead grant the relief sought in Parent and the Purchaser's amended complaint."


ITEM 12. EXHIBITS

(a)(1)(A)   Offer to Purchase, dated July 9, 2003.*

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by ArvinMeritor, Inc., dated July 8, 2003, announcing ArvinMeritor's intention to commence the Offer.*

(a)(1)(H) Press release issued by ArvinMeritor, Inc., dated July 9, 2003, announcing the commencement of the Offer.*

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(a)(1)(I)   Summary Advertisement published July 9, 2003.*

(a)(1)(J) Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(K) Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(L) First Amended Complaint filed by ArvinMeritor, Inc. on July 25, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(M) First Amended Complaint filed by ArvinMeritor, Inc. on August 5, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(N) Reply to Dana Counterclaims filed by ArvinMeritor, Inc. on September 9, 2003 in United States District Court for the Western District of Virginia.

(a)(5)(A) Press release issued by ArvinMeritor, Inc., dated July 14, 2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*

(a)(5)(B) Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*

(a)(5)(C) Transcript of portions of ArvinMeritor's fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*

(a)(5)(D) Press release issued by ArvinMeritor, Inc. dated July 22, 2003, responding to Dana Corporation's rejection of the Offer.*

(a)(5)(E) Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.*

(a)(5)(F) Press release issued by ArvinMeritor, Inc. dated July 28, 2003, discussing correspondence delivered to Dana Corporation's Committee of Independent Directors.*

(a)(5)(G) Slides relating to the Offer used by ArvinMeritor, Inc. in a presentation dated August 7, 2003.*

(a)(5)(H) Complaint filed by Dana Corporation on August 14, 2003 in the Court of Common Pleas of Lucas County, Ohio.*

(a)(5)(I) Press release issued by ArvinMeritor, Inc. dated August 18, 2003, responding to Dana Corporation's complaint.*

(a)(5)(J) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, announcing its filing for HSR approval.*

(a)(5)(K) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, responding to Dana Corporation's answers and counterclaims to ArvinMeritor's complaints.*

(a)(5)(L) Press release issued by ArvinMeritor, Inc. dated August 28, 2003, announcing the extension of the Expiration Date of the Offer.*

(a)(5)(M) Press release issued by ArvinMeritor, Inc. dated September 8, 2003, announcing receipt of second request from the FTC.*

(b)         Not applicable.
(c)         Not applicable.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.
(g)         Not applicable.
(h)         Not applicable.

*     Previously filed


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2003


                                   DELTA ACQUISITION CORP.

                                   By:      /s/ LARRY D. YOST
                                   ---------------------------------------------
                                   Name:  Larry D. Yost
                                   Title: Chairman of the Board and
                                          Chief Executive Officer

                                   ARVINMERITOR, INC.

                                   By:    /s/ LARRY D. YOST
                                   ---------------------------------------------
                                   Name:  Larry D. Yost
                                   Title: Chairman of the Board and Chief
                                          Executive Officer

                                        3
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                                  EXHIBIT INDEX

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
(a)(1)(A)   Offer to Purchase, dated July 9, 2003.*

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by ArvinMeritor, Inc., dated July 8, 2003, announcing ArvinMeritor's intention to commence the Offer.*

(a)(1)(H) Press release issued by ArvinMeritor, Inc., dated July 9, 2003, announcing the commencement of the Offer.*

(a)(1)(I)   Summary Advertisement published July 9, 2003.*

(a)(1)(J) Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(K) Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(L) First Amended Complaint filed by ArvinMeritor, Inc. on July 25, 2003 in United States District Court for the Western District of Virginia.*

(a)(1)(M) First Amended Complaint filed by ArvinMeritor, Inc. on August 5, 2003 in the Circuit Court for the City of Buena Vista, Virginia.*

(a)(1)(N) Reply to Dana Counterclaims filed by ArvinMeritor, Inc. on September 9, 2003 in United States District Court for the Western District of Virginia.

(a)(5)(A) Press release issued by ArvinMeritor, Inc., dated July 14, 2003, relating to supplemental disclosure requested by the Ohio Department of Commerce.*

(a)(5)(B) Letter from ArvinMeritor, Inc. dated July 14, 2003, to Dana shareholders residing in Ohio, as posted on ArvinMeritor's website.*

(a)(5)(C) Transcript of portions of ArvinMeritor's fiscal year 2003 third-quarter earnings call, held on July 21, 2003, relating to the Offer.*

(a)(5)(D) Press release issued by ArvinMeritor, Inc. dated July 22, 2003, responding to Dana Corporation's rejection of the Offer.*

(a)(5)(E) Text of ArvinMeritor, Inc. form of e-mail replies to investor inquiries and requests relating to the Offer.*

(a)(5)(F) Press release issued by ArvinMeritor, Inc. dated July 28, 2003, discussing correspondence delivered to Dana Corporation's Committee of Independent Directors.*

(a)(5)(G) Slides relating to the Offer used by ArvinMeritor, Inc. in a presentation dated August 7, 2003.*

(a)(5)(H) Complaint filed by Dana Corporation on August 14, 2003 in the Court of Common Pleas of Lucas County, Ohio.*

(a)(5)(I) Press release issued by ArvinMeritor, Inc. dated August 18, 2003, responding to Dana Corporation's complaint.*

(a)(5)(J) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, announcing its filing for HSR approval.*

(a)(5)(K) Press release issued by ArvinMeritor, Inc. dated August 22, 2003, responding to Dana Corporation's answers and counterclaims to ArvinMeritor's complaints.*

(a)(5)(L) Press release issued by ArvinMeritor, Inc. dated August 28, 2003, announcing the extension of the Expiration Date of the Offer.*

(a)(5)(M) Press release issued by ArvinMeritor, Inc. dated September 8, 2003, announcing receipt of second request from the FTC.*

(b)         Not applicable.
(c)         Not applicable.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.
(g)         Not applicable.
(h)         Not applicable.
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* Previously filed
                               (Exhibit attached)